FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2014……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 26, 2014	By ……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 114th Business Term

To  Our  Shareholders

We would like to present our report for the summary of the first half of our 114th business term (from January 1, 2014 to June 30, 2014).

    During the first half of the current business term, the global economy was on the path to moderate recovery. Although weakness persisted in China and some of the emerging economies, the U.S. economy steadily improved and the European economy also saw some signs pointing to recovery. The Japanese economy generally continued to recover at a moderate pace despite a sense of stagnation in some parts of the economy since April 2014, due to a rise in the consumption tax rate. However, the ripple effect of the economic recovery was limited and weakness lingered in the markets in which the Canon Group competes, so the expected increase in demand was not materialized. The foreign exchange markets saw a depreciation of the yen against both the U.S. dollar and the euro as compared with the first half of the previous business term.

    The Canon Group regards the current business term, which is the fourth year of its five-year management plan, Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” as an important year in which it aims to return to the growth track and is taking on key challenges, such as “Bolstering strengths of existing core businesses by creating outstanding hit products,” “Securely launch and steadily expand new businesses” and “Holistically developing global sales forces,” with all its strength.

As for the first half of the current business term, in the office products domain, the Canon Group produced substantial results in the global account business, with which we respond to the centralized procurement needs of multinational enterprises. In the consumer products domain, although digital camera sales declined due to a decrease in demand, the Canon Group maintained its No. 1 share mainly in major countries in the U.S. and Europe as well as in Japan. Additionally, in the industrial equipment domain, with the acquisition of a U.S. company that possesses state-of-the-art nano-processing technology, we took a major step forward in the development of the next-generation semiconductor lithography systems.

    As a result of the above, regarding the earnings for the first half of the current business term, on a consolidated basis, we recorded net sales of 1,795.1 billion yen (up 0.6% from the first half of 2013), income before income taxes of 196.2 billion yen (up 23.3%), and net income attributable to Canon Inc. of 128.5 billion yen (up 19.6%).

    For the interim dividend, we have decided to pay 65.00 yen per share from the perspective of ensuring stable returns to shareholders. The payment starts on August 26.

    We expect that the global economy will continue on the path to moderate recovery and the markets in which the Canon Group competes will gradually rally.

    The Canon Group, while working to strengthen existing businesses further, will build a strong foundation and promote aggressive expansion of new businesses such as the network camera and MR system, and strive unitedly to achieve even greater improvements in business results.

    We look forward to your continued support and encouragement.

August, 2014

To Our Shareholders	P. 1

Long-Term Management Plan
Excellent Global Corporation Plan	P. 3
Phase IV (2011~2015)

Interim Business Conditions
Highlights of Consolidated Financial Results	P. 5
Office Business Unit	P. 6
Imaging System Business Unit	P. 7
Industry and Others Business Unit	P. 8

TOPICS
Business Topics	P. 9
CSR Initiatives	P. 10

Consolidated Financial Statements
Consolidated Balance Sheets	P. 11
Consolidated Statements of Income

Corporate Information
Corporate Profile and Shares of the Company	P. 13
Information for Shareholders	P. 14

Long-Term Management Plan
Excellent Global Corporation Plan Phase IV (2011~2015)

“ Aiming for the Summit — Speed & Sound Growth — ”

Seeking transformation and continued growth, Canon has established six main strategies

Canon has been implementing its Excellent Global Corporation Plan since 1996 with the goal of becoming a truly excellent global company admired and respected all over the world.

Following its steady implementation of Phases I, II and III, Canon started Phase IV in 2011.

Having established six main strategies, Canon is undertaking a wide variety of initiatives to achieve its targets for 2015.

Key Strategies

1. Achieving the overwhelming No. 1 position in all core businesses and expanding related and peripheral businesses	2. Developing new business through globalized diversification and establishing the Three Regional Headquarters management system

Canon is not only working to improve the competitiveness of the products and services of its core businesses, such as cameras and office equipment, but also expanding and strengthening new businesses including “CINEMA EOS SYSTEM” and network cameras.

Canon is engaged in the development of genetic diagnostic devices in the U.S. with the aim of commencing production in 2015. In addition, Canon developed and launched the next-generation 3D Machine Vision System, which dramatically improves productivity at factories.

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3. Establishing a world-leading globally optimized production system	4. Comprehensively reinforcing global sales capabilities

In addition to its work to maintain or expand production in Japan, Canon is carrying out localized production of mainly consumables in the U.S. and Europe. Regarding Asia, Canon is engaged in deliberations into positioning manufacturing bases with more of an emphasis on risk diversification.

In emerging countries, Canon is engaged in work such as developing sales networks that are matched with conditions in each country. Canon’s initiatives in developed countries include strengthening its office equipment business for global corporations.

5. Building the foundations of an environmentally advanced corporation	6. Imparting a corporate culture, and cultivating human resources befitting a truly excellent global company

Canon has constructed a framework for evaluating CO2 emissions over a product’s entire lifecycle and using the information in product development. In 2014, Canon won the Minister of Economy, Trade and Industry Prize at the Grand Prize for the Global Environment Award*.

Canon is engaged in a diversity promotion project and implements various measures to create an environment that allows women to participate more fully in the workplace. Accordingly, appointments of women to management positions are steadily increasing.

Interim Business Conditions
Highlights of Consolidated Financial Results

1

In the first half of the current business term, while the global economy remained limited to a moderate recovery overall, we proactively launched new products and continued to expand sales using precise strategies including selling products in accordance with each region. As a result, our consolidated net sales increased 0.6% in comparison to the first half of 2013.

2

As a result of initiatives to improve the gross profit ratio including a production shift to highly profitable high-added-value products and Group-wide efforts to bring down costs, net income attributable to Canon Inc. rose 19.6% from the first half of 2013 on a consolidated basis, and there was growth in both sales revenue and profit.

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Office Business Unit

In the area of office multifunction devices, while sales in the Americas and Europe struggled somewhat, sales in China grew particularly for monochrome machines. In Japan, sales of the “imageRUNNER ADVANCE C5200” series, our main products, remained steady. As a result, overall, we maintained unit sales and sales revenue at about the same level as in the first half of the previous business term. In relation to digital production printing systems, both unit sales and sales revenue decreased mainly due to struggles in monochrome machine sales in the U.S. and Europe. As for high speed continuous feed printers manufactured by Océ, sales of the “Océ ColorStream 3000” series were strong. As for Canon’s laser multifunction printers and laser printers, domestic sales were strong. In the area of OEM-brand products, although demand receded in Europe, both unit sales and sales revenue were on a par with the results for the first half of the previous business term mainly due to solid demand in the U.S. and Asia.

As a result of the above, sales for this business unit increased by 4.8% on a consolidated basis, in comparison to the first half of 2013.

Product Introduction

imagePRESS C800

Color multifunction device that delivers high-quality printing through its new laser scanner, which incorporates a red laser, and newly developed Consistently Vivid (CV) toner, providing enhanced color consistency in large-volume printing across a huge range of media. It is the first in its series aimed at the light-production market.

Satera LBP6040 (LBP6030w)

A4 monochrome laser printer with a small-footprint design classing it among the most compact wireless LAN-equipped models of its type in the industry. Its environmental performance is also among the industry’s highest.

Imaging System Business Unit

The market environment for interchangeable lens digital cameras was generally unfavorable. Although domestic sales increased, overseas sales declined. Under such a difficult market environment, sales of “EOS 70D” were strong, with a high share in advanced amateur markets mainly in developed countries. The digital compact camera market continued to shrink mainly due to the increasing popularity of smartphones. Under such market environment, sales of compact digital cameras decreased, but sales of high value added models were relatively strong. Inkjet printer sales were strong in Japan partly due to the last minute surge in demand before the consumption tax rate was raised, but as overseas demand continued to be weak, the market as a whole was not growing and competition intensified further. Consequently, although unit sales decreased from the first half of the previous business term, sales revenue increased partly due to the effect of exchange rates. Sales of large-format inkjet printers were favorable, and both unit sales and sales revenue increased from the first half of the previous business term.

As a result of the above, sales for this business unit decreased by 8.6% on a consolidated basis, in comparison to the first half of 2013.

Product Introduction

EOS 70D Digital SLR camera that is the first in the EOS series to feature an innovative AF technology. It also offers a superior basic performance through a complete renewal of the key device.

PIXUS iP8730 (PIXMA iP8700 series)

A3+ inkjet printer that utilizes six-color hybrid ink to produce large printouts of beautiful photos and clear, easy-to-read text not only from PCs but also from smartphones or tablet PCs.

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Industry and Others Business Unit

In relation to semiconductor lithography equipment, both unit sales and sales revenue significantly increased from the first half of the previous business term due to aggressive capital investment by memory manufacturers. As for FPD lithography equipment, both unit sales and sales revenue grew since an increase in demand for 4K reference monitors among others inspired large investments in equipment for large-sized panel manufacturing. In medical equipment, in the area of our mainstay digital radiography systems, sales of high value added products equipped with an X-ray automatic detection function increased. As for network cameras, we enhanced the product line-up by launching new products that are suitable for a variety of indoor environments at the end of 2013 and achieved sales results that significantly outperformed the growth of the market. Both unit sales and sales revenue of document scanners manufactured by Canon Electronics Inc. increased due to an expansion of sales in Europe, China and India.

As a result of the above, sales for this business unit increased by 15.0% on a consolidated basis, in comparison to the first half of 2013.

Product Introduction

FPA-6300ES6a

Semiconductor lithography equipment equipped with a KrF (krypton fluoride) excimer laser, which realizes throughput at a rate of approximately 1.6-time above its predecessor and the industry’s highest level of overlay accuracy.

MPAsp-H800 series

FPD lithography equipment that enables production of precision panels exceeding 300 ppi (pixel per inch). Able to handle eighth-generation panel sizes, it is equipped with new-design mirror optics to achieve the world’s greatest resolving power.

TOPICS Business Topics

Cumulative Production of EF Lenses Surpasses 100 Million Mark - a World’s First (*1)

Production of EF lenses, interchangeable lenses for Canon autofocus SLR cameras “EOS-series”, began in 1987 at Canon’s Utsunomiya Plant, which continues to play a central role in Canon’s lens manufacturing operations.

Canon’s EF lenses were launched along with the EOS SLR camera system and have continued to evolve since their introduction, leading the industry through the incorporation of a wide range of innovative technologies. These include such world’s firsts (*2) as the Ultrasonic Motor (USM), which delivers smooth focusing through rotation by ultrasonic vibration, and Image Stabilizer (IS) technology, which increases the versatility of hand-held shooting by reducing camera-shake.

In recent years, in addition to renewing such models as super-telephoto lenses ideal for sports and nature photography along with zoom lenses that offer a bright f/2.8 maximum aperture throughout the entire zoom range from wide angle to telephoto, Canon has launched entry-class interchangeable lenses and others equipped with a stepping motor (STM) that delivers smooth and quiet autofocus performance during video recording. By such means, Canon is further strengthening its EF lens-series lineup, which currently comprises a total of 89 models (*3).

(*1)	Among interchangeable lenses for cameras as of April 22, 2014, based on a Canon survey.
(*2)	Among interchangeable lenses for SLR cameras, based on a Canon survey.
(*3)	Including two EF lens extenders, and three models available outside of Japan. As of April 30, 2014.

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CSR Initiatives

“Tsuzuri Project” Sliding Door Paintings Returned Home After 250 Years

The “Tsuzuri Project” (Official Title: Cultural Heritage Inheritance Project) creates high-resolution facsimiles of cultural properties, thus providing opportunities to experience these properties while preserving the originals.

In February 2014, the project received the “Linking Antiquity to Future Award” from the Japan Philanthropic Association.

In April, all 16 facsimiles of “Scene of Rice Cultivation” created through the project were donated to Daikakuji Temple at the former Saga Imperial Palace.

These sliding door paintings were originally in the “Take-no-ma (bamboo room)” of Daikakuji Temple and the originals are kept in the Minneapolis Institute of Arts in the U.S. With the donation of these facsimiles, the paintings have returned to the temple after a 250-year absence.

First Anniversary of CSR Activities in India

January 2014 saw the first anniversary of Canon India’s CSR activities at a village near Gurgaon in the north of India. To celebrate, an anniversary event was held at a school in the village.

The CSR activities address the village’s lack of sufficient educational or medical facilities by providing a variety of continuous support measures including ophthalmologic examinations using a Canon retinal camera.

In June, similar support activities commenced at a village near Bangalore in the south of India. We will continue to carry out CSR activities that address the respective issues of local areas.

Consolidated Financial Statements
Consolidated Balance Sheets · Consolidated Statements of Income
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Consolidated Balance Sheets
	As of June 30,	As of December 31,
	2014	2013

ASSETS

Current assets:

Cash and cash equivalents	744,684	788,909

Short-term investments	77,007	47,914

Trade receivables, net	533,770	608,741

Inventories	533,445	553,773

Prepaid expenses and other current assets	288,154	286,605

Total current assets	2,177,060	2,285,942

Noncurrent receivables	29,533	19,276

Investments	57,795	70,358

Property, plant and equipment, net	1,243,881	1,278,730

Intangible assets, net	141,855	145,075

Other assets	443,656	443,329

Total assets	4,093,780	4,242,710

			(Millions of yen	)
	As of June 30,		As of December 31,
	2014		2013

LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	993		1,299

Trade payables	300,572		307,157

Accrued income taxes	61,601		53,196

Accrued expenses	284,242		315,536

Other current liabilities	163,528		171,119

Total current liabilities	810,936		848,307

Long-term debt, excluding current installments	1,164		1,448

Accrued pension and severance cost	203,463		229,664

Other noncurrent liabilities	92,358		96,514

Total liabilities	1,107,921		1,175,933

Commitments and contingent liabilities

Equity:

Canon Inc. stockholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,970		402,029

Legal reserve	63,837		63,091

Retained earnings	3,266,514		3,212,692

Accumulated other comprehensive income (loss)	(118,368)		(80,646)

Treasury stock, at cost	(961,663)		(861,666)

[Treasury shares] (share)	[227,842,635	]	[196,764,060	]

Total Canon Inc. stockholders’ equity	2,827,052		2,910,262

Noncontrolling interests	158,807		156,515

Total equity	2,985,859		3,066,777

Total liabilities and equity	4,093,780		4,242,710

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Consolidated Statements of Income	(Millions of yen	)

	Six months ended June 30, 2014	Six months ended June 30, 2013

Net sales	1,795,108	1,783,533

Cost of sales	880,116	920,262
Gross profit	914,992	863,271

Operating expenses:

Selling, general and administrative expenses	570,099	558,983

Research and development expenses	151,705	151,161

	721,804	710,144

Operating profit	193,188	153,127

Other income (deductions):

Interest and dividend income	3,917	2,741

Interest expense	(234)	(251)

Other, net	(705)	3,506

	2,978	5,996

Income before income taxes	196,166	159,123

Income taxes	63,180	48,770

Consolidated net income	132,986	110,353

Less: Net income attributable to noncontrolling interests	4,528	2,944

Net income attributable to Canon Inc.	128,458	107,409

Notes to Consolidated Balance Sheets

<Notes to Consolidated Balance Sheets as of June 30, 2014>

1.	Allowance for doubtful receivables:	12,304 million yen

2.	Accumulated depreciation:	2,407,898 million yen

3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Guarantee obligations for bank loans:	10,565 million yen

5.	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method was 253 and 10 respectively.

<Note to Per Share Information as of June 30, 2014>

Canon Inc. stockholders’ equity per share		2,556.29 yen

Note to Consolidated Statements of Income

<Note to Per Share Information for the six months ended June 30, 2014>

Net income attributable to Canon Inc. stockholders per share

	Basic	114.47 yen

	Diluted	114.47 yen

Corporate Information Corporate Profile and Shares of the Company (As of June 30, 2014)

Corporate Profile

Company Name	Canon Inc.
Founded	August 10, 1937
Headquarters	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Phone	+81-3-3758-2111
Common Stock	174,761,797,475 yen

Number of Employees	Consolidated 194,128 persons
(Decrease of 23 persons from the end of the previous term)
Non-Consolidated 26,443 persons
(Increase of 329 persons from the end of the previous term)
Stock Exchange Listings	First Section of the Tokyo Stock Exchange
First Section of the Nagoya Stock Exchange
The Fukuoka Stock Exchange
The Sapporo Securities Exchange
The New York Stock Exchange

Shares of the Company

Number of Shares Issuable:	3,000,000,000 shares
Issued Shares:	1,333,763,464 shares
Number of Shareholders:	264,320 persons (Increase of 15,516 persons from the end of the previous term)

Shareholding Ratio by Category

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held	Shareholding Ratio
	(thousands of shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	59,625	5.4
Japan Trustee Services Bank, Ltd. (Trust Account)	50,319	4.5
The Dai-ichi Life Insurance Company, Limited	37,416	3.4
State Street Bank and Trust Company 505223	36,370	3.3
Barclays Securities Japan Limited	30,000	2.7
Moxley and Co. LLC	24,451	2.2
Mizuho Bank, Ltd.	22,558	2.0
Nomura Securities Co., Ltd.	18,443	1.7
Sompo Japan Insurance Inc.	17,439	1.6
OBAYASHI CORPORATION	16,527	1.5

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (227,842 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

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Information for Shareholders

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.

Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Number of shares constituting one unit	100 shares
Method of public notice	Publication in The Nikkei
Securities code	7751

Information on Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza) (*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html

Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday - Friday except national holidays)

Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*

A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

Information on the Company’s Investor Relations Website

http://www.canon.com/ir/

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)

The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts. (System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)

The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account.

(System of receiving dividends in the account registered for receipt of dividends)

		iii)	The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank). (System of designating an account for each issue held)

* It is not possible to use method i) for shares that are managed in a special account.

* In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

To Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

* In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

* In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).